UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

A123 Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03739T108

(CUSIP Number)

Toyosu IHI Bldg., 3-1-1 Toyosu, Koto-ku

Tokyo 135-8710, Japan

Attention: Ichiro Terai

Telephone number: 03-6204-7061

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03739T108

1.	Name of Reporting Person IHI Corporation
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on November 28, 2011 (the “Original Schedule 13D”, and the Original Schedule 13D as amended, the “Schedule 13D”) with respect to shares of common stock par value $0.001 per share (the “Common Stock”) of A123 Systems, Inc. (the “Company” or “Issuer”), whose principal executive offices are located at 200 West Street, Waltham, Massachusetts 02451. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 as previously filed is amended to include the following information:

(c)	On December 4, 2012, Reporting Person sold 8,454,725 shares of Common Stock on the open market, which represent all shares of Common Stock held by it, at a price of $0.0656 per share.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on December 4, 2012. Therefore, this Amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person which terminates the Reporting Person’s obligation to further amend the Schedule 13D.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

IHI Corporation

By: /s/ Ichiro Terai

Name: Ichiro Terai

Title: Board Director, Managing Executive Officer, General Manager of Finance & Accounting Div.

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